Filed by Gramercy Property Trust Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gramercy Property Trust Inc.

Commission File No.: 1-32248

Date: September 11, 2015

Gramercy Property Trust Inc.

Investor Call — Asset Sales and Reinvestment Strategy

September 9, 2015 at 2:00 pm Eastern

CORPORATE PARTICIPANTS

Gordon F. DuGan — Chief Executive Officer

Benjamin P. Harris - President

Nicholas L. Pell — Head of Investments

Clifton H. Coffey — Vice President Investments

Allan B. Rothschild — Managing Director

Peter Tubesing — Managing Director

Alistair D. Calvert — Head of Investments and Managing Director, Gramercy Europe

Michael J. Heal - Managing Director, Gramercy Europe

PRESENTATION

Stephanie Fukui (GPT)

Good afternoon and welcome to Gramercy Property Trust Investor Day.  Thank you for taking the time to join us in person or listen in via webcast.  As a reminder, presentation materials for this meeting are posted on the Company’s website at www.gptreit.com in the Investor Relations section under Events and Presentations titled Asset Sales and Reinvestment Strategy.

Please note, this conference is being recorded.

The Company would like to remind attendees and listeners that during the meeting Management may make forward-looking statements.  Actual results may differ from the predictions that Management may make today.  Additional information regarding the factors that could cause such differences appear in the MD&A section of the Company’s most recent Form 10-Q and other reports filed with the Securities and Exchange Commission.  You may also refer to Page 2 of today’s presentation titled Forward-Looking Information and Disclaimers.

Also during today’s meeting the Company may discuss non-GAAP financial measures as defined by the SEC Regulation G.  The GAAP financial measure most directly comparable to each non-GAAP financial measure discussed and a reconciliation of differences between each non-GAAP financial measure and the comparable GAAP financial measure can be found in the Company’s earnings press releases, copies of which can be found on the Company’s website.

If you have any type of administrative concerns, please see Britt or myself at the registration desk.

I would now like to turn the meeting over to Gordon DuGan, Chief Executive Officer of Gramercy Property Trust.  Thank you and please go ahead, Gordon.

Gordon DuGan

Thanks, Stephanie.  Thanks everyone for coming today.  I know everybody is busy.  We have a fairly full day.  The outline is to cover the asset plan, the repositioning plan for the combined Gramercy / Chambers Street portfolios, also have you meet and hear from some of the teams that will be executing that plan, and so we’ll jump into it and let’s go to Page 5 to start.

Ben and I are going to tag-team this first section.  I’m not sure if I need this mic or not — I don’t think so.  Can everyone hear me in the back?  Okay, great.

This is our first Investor Day, although we’ve met with a number of you so many times I feel like we’ve had a series of Investor Days.  But we thought now was a really important time to reconnect with investors, not only to talk about the plan for GPT and CSG and how they fit together and where that path is going, but also kind of go back and reset where we were when we started Gramercy and what our vision was for Gramercy going back now a little over three years.

When we took over the old Gramercy, the vision was to create a best-in-class REIT and in our view the definition of how to create a best-in-class company is based on the quality of the earnings and the ability to grow those earnings over time.  Each step along the way with Gramercy, whether it was the buying of the Bank of America portfolio or the individual asset buys that we’ve made has been an attempt to continue down that path.  The theme for what Gramercy is trying to do is quality of earnings and growth in earnings.  To get there we may do some unorthodox things such as the Bank of America portfolio.  The CSG portfolio, we’ll get into, and how that fits into that but the goal again is always focused on quality of earnings and growth in earnings and to do that we think a couple of—and where people will stumble especially in the industrial and office space, there are two areas that we think are incredibly important in terms of both the quality of earnings and growth of earnings.  Number one, buying assets in major markets, so we want to own assets in markets where there’s ambient tenant demand for that asset; should a tenant leave there’s another tenant that can replicate it.  That’s the vast majority of what we own.  The second thing is we want to own assets that have—that are rented at levels that we can replicate its rent or in some cases increase those rents, but at least at the time we purchase replicate the rent on-hand.

If you look at where there’ve been mistakes made in the net lease sector specifically, I think a lot of it revolves around either Category 1 or Category 2 and we’ve been—when we started with Gramercy the idea was we were taking 55 years collective experience between myself, Ben and Nick.  In the net lease space we had seen what had worked, what hadn’t worked.  You guys have heard me say that I don’t know whether to be proud or embarrassed I’ve been doing this for 27 years but we’ve been running these companies through good times and bad; we’ve seen cycles where we can’t raise capital, cycles where there’s too much capital available and the key to the Management team is knowing—reacting to the cycle that you’re in and managing through that cycle.

I would remind people that I was CEO at W.P. Carey through the financial crisis.  We made a number of decisions leading up to the crisis that allowed us to ride through it relatively well.  One of those decisions was to stop the fundraising business that we had for all of ‘05 and all of ‘07.  I don’t know if another investment manager who stopped taking money in ‘07 but we did that.  We didn’t let leverage creep up.  We didn’t run the business with high leverage, and so as we went through the financial crisis, not only did W.P. Carey not have to raise equity on a dilutive basis, we were able to get through the crisis without cutting the dividend.  A number of other companies that were well managed did the same but we have a lot of experience running the business through a variety of different cycles, and when we started Gramercy with a vision to that best-in-class company, we brought an enormous amount of that experience to the Company.  So as you look at how we’ve defined—again, we define it as high quality real estate in major markets where we underwrite the real estate as much or moreso than the tenant—the tenant has to be underwritten—there are a variety of different product types: industrial, specialty and office.  We’ll talk more about that, especially what we like and don’t like about them.  What we look for—the beauty we’ve seen in well underwritten at lease deals, sticky tenancy where you don’t have to spend a lot of money to keep tenants and NOI in place, and we have a long history of looking at situations where that’s worked well and situations where that doesn’t work well.  Nick Pell and the Investment team will talk about how we underwrite to that up front.

Probably just as importantly as anything, our view with Gramercy—and it was a migration a bit from what we had done at Carey—was that we wanted to create a best-in-class company that was an operator of real estate, not an aggregator.  What that means is to have the platform to manage the asset effectively, dispose of them opportunistically—we’ll talk more about that—rework assets as you go because ultimately the management of these assets will drive whether or not we outperform a peer set and we really have focused the business on being an operator and not an aggregator.  I know I heard some things back and some criticism that with the Gramercy / Chambers Street merger it looked like we were becoming an aggregator and not an operator, but it couldn’t be further from the truth.  Each step we’ve taken we’ve tried to keep a focus on being an operator and I think the fulsome plan that we’ve laid out is a good indication of that.  The fact that we are approaching this as, again, an operator of real estate, not an aggregator, and we have a very fulsome team that actively manages it and you’ll hear from them as well.

There’s been a lot of discussion about GPT / CSG merger.  One of the things I think that’s been that hopefully we’ve been able to communicate better but I hope it’s become better understood is that they’re highly complementary portfolios.  We both own primarily industrial and office assets.  We’ll talk about some of the challenges in those assets in good detail, but their highly complementary portfolios in that CSG owns high quality assets.  They’re good real estate people.  They own high quality assets in major markets.  As we looked at other portfolios over the years, of all the portfolios we’ve seen, this was perhaps the most complementary to what we have and we’ll talk a little bit more in granular detail about that.  As you’ll see, and many of you may have already seen, we have a lot of granular detail around how they fit and what the plan is to make it a better fit, because it’s not without its challenges.

One of the other things that—obviously scale has its benefits; rating agencies one of their key criteria is scale and we think there’s some cost of capital advantages to it, but as you think about repositioning of a portfolio, the larger the company is, the larger the denominator is, the repositioning of the portfolio has much less volatility.  So by combining the companies we think we’re able to dampen the volatility that’s just natural in a portfolio repositioning and we’ll talk, again, in detail about that repositioning.  But we think that the synergies and then the scale to dampen the volatility of the portfolio make this a win-win for GPT and CSG shareholders because we’re able to do that in a much less volatile way with a better platform and take money doing so.

Ben, I don’t know if you would add anything to that.  Ben’s not going to add anything.  He’s not my straight man by the way so…

Let’s skip ahead to Page 8.  You guys have seen this portfolio before.  Again, I think it’s just an indication of they’re complementary portfolios.  Again, the CSG portfolio, it’s generally high quality assets in major markets.  Again, the CSG guys are good, smart real estate guys that bought well.  Eighty percent of the assets they bought they bought between ‘08 and ‘12, in a less competitive time, and so we think that the portfolio fits together reasonably well Day 1, but there are some challenges to the portfolio, and more importantly, by repositioning the portfolio we think we’re going to create a portfolio that goes back to that theme of higher quality earnings—and we’ll define that a little bit more, but higher quality earnings and the ability to grow those earnings through our portfolio repositioning.

Page 9, a geographic footprint.  Obviously heavily, very heavily skewed toward east coast, DC to New York, Florida, a big presence on the west coast, Dallas, Houston, Chicago, major markets.  We have—again, going back to when we started GPT, the idea was by focusing on major markets we were going to own higher quality assets with higher quality earnings.  I believe—and I could be wrong about this, but we’re the only net lease company that is particularly focused on major markets.  Again, we believe that’s where we generate higher quality earnings because we own assets that rents are replicable and we own assets in markets that are not binary assets where you rely on that tenant to renew.  In our case the vast majority of all these assets in both GPT and CSG are assets where you put a for lease sign up, you’re subject to the vagaries of the market but it’s a very marketable asset to a wide variety of tenants.  We like these particular markets.  There’ll be some shift as part of the repositioning and we’ll talk more about that.

Page 10, you’ve seen this before as well.  Nothing terribly new there.  One of the benefits of scale is diversification.  Diversification equals safety and so we do like the idea of having diversification.  Today, GPT has two tenants that are greater than 10% of the rent roll.  That’s Bank of America and LifeTime Fitness.  As you see they’ve become, post merger, less than 10%.  I should just update you.  This LifeTime Fitness, 4% accounts for the sale of Summerlin, the Las Vegas asset, the update there is the buyer has gone hard on the contract at a 5.8% cap rate and we expect the sale to close on Monday, Monday or Tuesday; I think Monday.  So the LifeTime Fitness, we are in the process of executing that sale.  Again, a 5.8 cash cap rate.  We purchased the portfolio at a 6.5 cash cap rate, so again, a nice spread to where we were able to buy the asset and where we’re able to sell.  The first asset, that’s the only asset we’ve marketed.  We are contemplating the marketing of another asset along those same lines.  The top 10 tenants represent 30% of the combined rent roll.  So again, diversification equals safety and I think that’s a very—as we’ve been growing Gramercy and people have looked at that growth, they’ve also highlighted the fact that at points in time we have significant exposure to certain tenants and the merger will create a much better rent roll, a much safer rent roll and much broader diversification so we think that’s a very big positive.

Again on the side of benefits, you see the benefits laid out there.  I’ve talked about most of these.  Again, these are high quality assets on both portfolios.  The CSG guys, again, smart real estate guys, good operators, have had a lot of leasing success recently on the assets; those have been disclosed in their press releases.

One of the keys upon the merger is we’re going to have a company that has enormous financial flexibility.  It will be investment grade rated by both S&P and Moody’s.  We’ll be in a position where we’ll have tons of liquidity, lots of financial flexibility as we go to reposition the portfolio, and I’ll talk more about the European assets in a bit.  So we’ll have a—we’re also going to talk about the platform that exists at GPT which will be integrated with the CSG platform and how we have the platform to execute this, we have the scale and the financial flexibility to execute it, but there are some challenges and so that nobody thinks I don’t let Ben talk, Ben gets to highlight some of the challenges that we do face as we combine the companies.

Benjamin Harris

One of the big challenges that Chambers Street has specifically and we inherit through the merger is an overexposure, in our view, to office assets.  We don’t have any fundamental issue with office assets.  The challenge is office assets tend to have very high capex.  They tend to have much lower intrinsic links between the real estate asset and the occupant’s business.  An office tenant is actually incentivized to switch office space because a new landlord will pay you a new tenant improvement and leasing package.  So our view of office is if you underwrite very carefully and in our view an asset class that gets underwritten poorly and people underestimate the amount of capital required to maintain the NOI.  So that’s one of the challenges.

Another challenge, and this is a CSG challenge that we inherit—CSG was essentially a core portfolio assembled by the CB Richard Ellis investment team and it included both single and multi-tenant assets and within that a significant sub-portfolio of multi-tenant assets in great markets.  These are good buildings in good markets but they are multi-tenant office buildings.  Our view is that requires a very different expertise to effectively manage and it’s also something that has made investors—given investors trouble in trying to isolate what’s actually happening within the CSG portfolio.  I think makes their average lease term looks much shorter.  It makes it look like there’s very high levels of capex and those are just natural elements of a multi-tenant office portfolio.  Our belief is that those belong within an owner of multi-tenant office.

The other challenge, CSG owns a number of their assets, close to a billion dollars of their assets in joint ventures.  Some of those joint ventures consolidate and others don’t.  Again it creates a complex reporting picture for investors so investors don’t have as clear an understanding of the underlying earnings of the portfolio and the underlying dynamics.  We think that that’s been one of the challenges that investors have had getting comfortable with their story.

Gordon DuGan

So let’s skip ahead.  So what do we do to reposition this portfolio to create that higher quality earnings stream and position the company for growth in the future?

Skipping ahead to Page 13 and I’ll have Ben go through the detail here but the themes on the portfolio repositioning that we want people to focus on are the repositioning, it’s not dilutive.  By and large it’s not a dilutive repositioning which stands in stark contrast with a lot of other situations where repositioning a portfolio is a long slog with earnings dilution as you go.

Secondly, execution is the key.  There is a significant execution risk in repositioning this portfolio.  We’re selling at lot of assets, or selling a large aggregate dollar amount of assets and those dollars then need to be reinvested into the core asset type that we’re seeking to reposition into.  Those are no small risks.  They are real risks and we’re going to have the teams, both on the asset management side here at Gramercy which we’ll be integrating CSG into, as well as the investment team, to talk about our capability in both areas.  We think we have exactly the right platform to do the repositioning and with a larger company we’ll be in very good position to do so.  But there is real execution risk on the repositioning, and so again, the execution is the key and we want to spend a good part of today talking about that.

But again, as we reposition, the other two things I’d like to remind everyone:  one, we don’t have to raise any equity.  We will not raise any equity to do so, and we’ll talk about the flip side of that which is the potential of stock buybacks, but there’s not equity raise that needs to occur as we reposition, and we have tons of financial flexibility.  So again, it’s not only are the repositioning not dilutive at the asset level but where we’ve seen repositioning really hurt companies, either the asset repositioning is dilutive or the company is overlevered and needs to bring down leverage which also has an earnings hit associated with it.  Or both, which is kind of the worst case scenario.  In this case we have neither; we have tons of financial flexibility and we have a portfolio repositioning that isn’t dilutive.

So with that, we’ll jump into what the plan is.

Benjamin Harris

We broke the repositioning plan into two phases.  The two phases overlap.  Phase I are assets that are liquid and sellable today without any required work, and then Phase II assets are assets where we believe either incremental leasing or some other restructuring of the in-place lease roll will help maximize value.  So our plan with Phase II is to take those assets through that plan.

So Phase I, this is about two-thirds multi-tenant office.  Again, these are high quality, multi-tenant office assets that happen to be owned by Chambers Street.  We believe they belong with an owner of multi-tenant office and not in the rent lease portfolio but the thing to highlight there is these are assets that have very deep demand in the private markets and these are assets that would be consistent with those owned by large institutional investors and large hedging funds, sort of hedging quality Class A active in major markets.  That’s reflected in the expected pricing.  We have already done a lot of legwork towards the execution of this plan.  Some of these sales may occur prior to the closing of the merger but this is a piece with very few moving parts.  We expect growth proceeds somewhere in the low to middle $600 million range and expected cap rate in the low to mid 6% range.  Those are cash cap rates.  Then the execution — we will then have to redeploy that capital into new investments that match our investment strategy.

This plan also releases secured investment.  One of the great things about the Chambers Group portfolio and something that we’ve spent a lot of time striving to with our portfolio is having very low levels of secured debt, Chambers Group has made enormous progress over the last several years reducing their levels of secured debt but they do have some secured debt remaining and we will work through that as we go.  Some of these assets are encumbered with secured debt that we will either prepay or assign to new buyers.

Gordon DuGan

I would just add to that that this is potentially a leverage-neutral plan on Phase I.  It’s somewhat leverage-positive including 70 Hudson because 70 Hudson is worth basically the balance of the debt and so obviously you’re selling an asset that’s 100% levered, either to a third party or to the lender.

Benjamin Harris:

Does it makes sense to just touch on 70 Hudson quickly?

Gordon DuGan

Please.  Please, Ben.

Benjamin Harris:

So GPT owns two office assets in Jersey City, 70 and 90 Hudson.  The 90 Hudson asset is now 100% leased.  It’s been re-leased as a multi-tenant office building, a very high quality building right on the waterfront, and then its sister building is 70 Hudson.  That was the Barclays operations center.  Barclays has a lease that runs through the middle part of next year and Barclays has announced that they are moving out.  That asset is subject to a non-recourse first mortgage and as Gordon said we value basically at the debt value.  We think the assets will likely trade together.  There are a lot of reasons why a buyer would want to be able to control that amount of vacancy coming into that market but we think both of those assets will have very strong reception in the private market.

Gordon DuGan

The last thing I’d add too, the cash cap rate range was derived through a joint effort between Gramercy and Chambers Street on getting broker opinions on value.  There’s always a range when it comes to those types of things so we have ranges all over the place on the individual assets, but we feel very comfortable with this range and on these assets.

So again, as you think about Phase I, it’s two-thirds multi-tenant; it’s being sold at relatively attractive cap rates and it’s the bulk of the repositioning and on this portfolio really nothing new needs to happen.  There’s no—we’re not waiting for a lease or an event to spur the sale.  So, you know, we should think of this as execution risk but with fewer moving parts.  Obviously if the private market, if it backs up that would affect this but we feel in today’s market this is a very doable and executable plan on Phase I.

Male Speaker

So is this all from the CSG portfolio or are there Gramercy assets in there as well?

Benjamin Harris:

There’s one Gramercy asset in Phase I.  It’s not a legacy asset but an asset that was in the Dividend Capital portfolio that we acquired in March.

Male Speaker

And Phase II?

Benjamin Harris:

The one asset is in this and then there are a couple in Phase II as well.  We’re essentially continuing the execution of what we were trying to do with the Dividend Capital portfolio.

Gordon DuGan

Mark?

Mark Howard-Johnson (BlackRock)

When will you guys start implementing this?

Gordon DuGan

By the way, we have approval from both boards to begin this process and we are working collaboratively with the CSG team to move that process forward.  So it’s been mentioned some of it may close prior to closing and we’re moving forward with it.  It presents a reinvestment challenge so Nick will help us out and handle that, but between the two groups we have a good platform to execute that and this will begin right away.

Mark Howard-Johnson (BlackRock)

Sorry so what are the critical steps to get to closing?

Gordon DuGan

So the critical steps are we needed to start with board approvals; we’ve received board approvals to begin the process, and not on every asset, I should be clear, but on the…

Benjamin Harris

Just to clarify, there’s critical steps to completing the plan or critical steps to completing the merger.

Gordon DuGan

So the critical steps to completing the merger, the first critical step is to get the proxy filed.  We have been delayed in filing that.  That’s in large measure the nature of joint proxy filing where both parties are involved and both parties are reviewing each other’s numbers.  It’s taken us longer.  Current expectation is this week which means tomorrow or Friday.  Wilkes warned me to say next week, which I probably should have said instead of this week, because I’ve had at least—we have had some feedback.  We’ve been frustrated at the pace of the proxy filing.  We said the week of August 17th.  It has dragged on but we do expect, again, this week.  Wilkes’ number is probably better, next week, but we do expect this tomorrow or Friday and it’s just the nature of a joint proxy filing.  So that’s the first critical path.

The SEC then needs to clear that.  We think that’s a six-week process roughly and then we go to mutual shareholder votes, both for GPT and CSG, and we expect to have those finalized by hopefully the end of November.  So that…

Stephanie Fukui

For transcription purposes, please speak your name loudly, your first and last, and what company you’re calling from.  So if we have to have you repeat the question, I apologize in advance.

Gordon DuGan

In terms of the Phase I asset sale, someone mentioned that board approvals for us, that’s marketing of those assets and the normal process for third-party approvals needed.  That’s started on some of the assets and I want to be specific.  It’s not all of these assets that that process started on but a decent portion of Phase I is starting down the road.

Benjamin Harris

As I mentioned earlier, Phase II are assets that we believe in order to maximize value we plan to invest incremental capital to restructure a lease, complete a re-leasing plan or make some other investment to maximize the exit value.  These assets just—Gordon mentioned it earlier.  The CSG team has had very strong leasing activity across their portfolio and these assets reflect that, but the plan would be to finish each of those assets and then move assets as quickly as possible.  The Phase II asset plan overlaps with the Phase I asset plan so some of this could be completed very quickly and some of this may take longer as leasing activity finishes.  But this is in the low to mid $400 million range and low to mid 7% cap rate.  We purposely used a very broad range because with these assets there are a lot of moving parts in your catalog, multiple events occurring.

If we can complete both of these and then complete the reinvestment activity, that takes our office exposure down to roughly 25%.  I believe it’s 26% on NOI, which our long-term target is 25% or less.  There may be incremental office sales in addition to these but these are the assets that we feel most comfortable with and that we want to move carefully and so that’s the bulk of the plan.  Can you flip to the next slide?

The five largest single assets in this plan account for roughly 50% of the value.  I think that’s important.  As Gordon said, the execution of this plan is the big risk here and we feel reasonably comfortable with the outcomes around those six assets, so I think that makes the execution somewhat simpler than might first appear.  The total proceeds are going to be somewhere between $1.1 billion and $1.2 billion and we expect to execute the sales in the high 6 to low 7% cap rate range.

Included in the execution, as we mentioned earlier, is the resolution of the 70 Hudson asset and then also we’ve included either the sale of the European assets or the transfer of those European assets into our European joint venture which, if we complete all of those, we have roughly $1.5 billion of reinvestment capacity to redeploy into our target assets.

Gordon DuGan

When we talked in the beginning about quality of earnings and growth in earnings, quality of earnings through this repositioning we increase our average lease term if we’re able to execute it on this plan.  Increase the average lease term from 7.6 years to 8.3 years; we decrease office exposure from 45% to 26%, which means a lower capex reserve against the assets we own, and we’ll talk about the concepts behind the capex side.  So we’re increasing lease terms, switching the mix for the lower capex mix which we think is a higher quality mix.  It’s non-dilutive.  Again, we don’t have to raise equity to do this and we have lots of financial flexibility while we do this.  So we think that it’s right on target for where we are today in the cycle.

The other piece of where we are in the cycle is the potential for stock buybacks.  As we go through this cycle and reposition into other assets, we have the ability to use some of those proceeds to buy back stock.  At a high level, our view is REIT management teams in certain cycles should be creating shareholder value by buying assets and issuing stock.  That was the cycle for the first roughly three years of our time here at Gramercy.  That’s not the cycle today.  So the cycle in a market that we’re in today may include the sale of assets at cap rates lower than, in part, cap rates where we’re trading, and some of those proceeds could used to buy back stock as part of value creation for shareholders.  The bigger the platform the easier it is to do that.  Admittedly, Gramercy on our own, we’re a little small to buy back stock even though I know it’s only the percentage but we’re a little bit small at 1.3 billion, roughly, equity market cap but with a bigger company, equity buybacks, you still maintain that critical mass and low G&A factor; you can buy back stock and create shareholder value.  I think that that’s a part of the arsenal as we go forward if we remain in a market where we—we view that as a potentially attractive thing to do.

Page 16, back to me, on Europe.  Our top two guys from Europe are here today so you’ll get to hear from them in our next segment of our presentation where we focus on the platform that we have in place.  But as you think about our Europe strategy, it was begun in a different part of the cycle but it was always a capital-light strategy.  We are less than 20% of the capital of our European joint venture.  The European joint venture is starting to gain some real momentum.  Hopefully you saw Tuesday morning we announced a roughly €72 million purchase.  The team will talk more about it, but what we have in Europe is a team and a platform in place; they’ll describe that in more detail.  The CSG assets are very complementary to what we are attempting to do in Europe.  Again, not surprisingly, the CSG guys were buying good assets in good markets and so that CSG portfolio fits very nicely our JV and that would help our JV get a step closer to an IPO.

To back up, the joint venture was set up with some outside investors of three large investments firms and then a small group of very high net worth individuals who are also investors in Gramercy, and the idea for the JV was to follow—the model we were following in terms of structure was Kennedy Wilson Europe.  When Kennedy Wilson Europe went public we said this is a really smart way to approach the opportunity in Europe, which is to have a public company in the United States, have a third-party managed vehicle that hopefully goes public and then provides a fee-straight back to the company in the United States.  It’s a much better way to manage the FX risk.  It’s a capital-light strategy which, in a market where we wouldn’t otherwise issue equity to go buy European assets; we’re able to do so through this third-party joint venture.  So the CSG assets would help get that vehicle closer to an IPO.

We have no determination yet as to whether those assets will go into the JV.  CSG has a very good JV partner in Goodman in Europe; we’d like to keep that relationship going.  But eventually the assets either go into our JV or they’re sold to a third party and the combined company will have the proceeds to reinvest primarily in the United States.  But the key point I wanted to make on the European JV is that the JV is gaining traction with or without the CSG assets that get us further along and closer to the IPO, but whether the assets go in or not the strategy is a very compelling strategy that’s gaining a lot of traction.  There’s been no final determination as to what happens with the CSG European assets and anything that we do would have to be approved by either the combined board at the time or both boards prior to the merger.  Again, the team is here to talk in greater detail about our strategy for Europe.

Benjamin Harris

Again, just to circle back, our goal with the portfolio is put more assets into—put more proceeds into the types of assets that we like, so industrial assets, low capex specialty assets and away from single and multi-tenant office buildings where we believe the cashflow stream is higher risk.  Extend the average lease term; we think based on this plan we can push that back up over and eight years and potentially even longer.  Lower the capex requirement and lower the lease turnover so that people have a more comfortable lease maturity schedule across the portfolio.  That would be executed through asset sales, through incremental asset management and property management activities and through new investment by our investment team as we redeploy the capital.  But we think if we can complete this plan we’ll have a portfolio that investors, A), will be able to understand very clearly; B) will have a high degree of confidence in its ability to maintain and grow its earnings; and C), have a strong conviction around how that portfolio is going to perform in a variety of different economic cycles.

We are in a very strong leasing environment today, especially on the office side.  We’re in a very strong private market environment.  There’s a lot of demand for real estate assets despite REIT stocks trading off, and we think this plan positions us very well to take advantage of both of those dynamics and be able to sell assets into a strong market, lease and extend office assets and then dispose of those assets into a strong market, and overcome some of the challenges that we inherit by taking on a portfolio like CSG.  It is a portfolio that’s very similar to several other portfolios that we’ve been managing or owning over the last three years and our asset management team will go through that.  We think we have the platform and the experience, very uniquely, to be able to really create value out of this.

Gordon DuGan

Eighteen is just more of a graphic of how the portfolio transitions.  Occupancy stays very high but the mix of assets changes, again, in an effort to create the highest quality earnings stream we can create.  It isn’t necessarily accretive but it creates a higher earnings stream without being dilutive and we think that’s very powerful, so we love that mix to get our target mix: 60% industrial, 25% office, roughly 15% specialty, and in a couple of slides we’ll talk about our view on those different asset classes in this marketplace, but that’s out target mix.

Page 19, one of the primary concerns investors have—rightly so—is lease rollover and what the dynamics of that lease rollover are.  I should point out that the CSG team did a terrific job.  One of their leases coming due this year was a building outside of Miami, so it was in the lease roll as a 2015 lease roll.  They did a 10-year extension or 12-year extension; I have it right here.  They did I think it was a 10-year extension.  Where’s Pete Tubesing?

Pete Tubesing

Twelve.

Gordon DuGan

Twelve year extension, thanks Pete.  He’s much faster to correct me in the office than he is here.  A 12-year lease extension, $21.50 net on a suburban office building and a $40 TI package to do so.  A really terrific deal by their team, and again, as we integrate the asset management we’ll hopefully get the benefit of both our platform which is much bigger and some of the talent that they have.

Page 19, again, the lease maturity.  The shifts not only are overall percentages and shifting out lease terms, but also shifting the mix from industrial to office.  Some of it is because the office really does have a higher capex and we’ll talk about that on the next page in terms of how we think about how investors—how we think about the portfolio and the capex requirements.  So some of it is a shift of just lowering the roll but also there’s a shift toward shifting the mix of the roll to industrial.  We shift from 52% industrial to 64% industrial.  A lot of these industrial deals are five-year lease extensions, $2.00 a square foot of capital, and off you go, and that’s one of the reasons we love the industrial product the most.  You have those types of—you have a much lower capex requirement for that lease roll.  So this is a significant shift, and again, because both companies are combined, CSG’s lease roll was a significant headwind for the company.  It was a significant lease roll.  We had less lease roll, much less lease roll.  The combination cut their lease roll in half and then with this asset repositioning plan, again, it further de-risked that lease roll.  So this is, again, a win-win for CSG and GPT shareholders to combine and then work through this repositioning plan.

Page 20, Ben?

Benjamin Harris

One of the critiques around the net lease REIT disclosure that was highlighted by Green Street when they first began coverage of this space was how net lease REITs disclosed capex.  We’ve been giving it a lot of thought and trying to figure out a way to give investors a clearer view of what the capex requirements are for our portfolio and also on a combined basis.  We’ve decided we’re going to begin to report a reserve-based model that implements a capex reserve that’s meant to capture holistically the capex required for that asset.  So that includes TI, leasing commissions, in-place capital, replacement capital, the sort of the works.  As you can see, and these are Green Street’s numbers which we believe are appropriate, but they believe single tenant retail and what we’re calling specialty has the lowest level and then up to multi-tenant office is the highest level, but we will begin to report on a quarterly basis our portfolio’s capex requirements based on the reserve method and then offsetting with the actuals spent so that people can get a sense of what their real long-term capital requirement is for the portfolio.  We think this is a significant improvement in how capex is reflected in REITs, but it’s also—I think it’s important that this comparison between where the portfolio is post merger and where the portfolio is post disposition plan, you can really see the impact of that reduction.  It’s about a 20% reduction in what we believe to be ongoing capex required in the ownership of these assets.  As Gordon highlighted the goal here is to increase the predictability and quality of that earnings stream and we think this is a very important component of that.

Gordon DuGan

I’ll just add to that it’s sell-side in general of which we have a very strong contingent here today, has pushed harder and harder and harder for capex disclosure.  It’s all over the place.  We think—we really like a reserve idea, you know, the example I gave earlier of long-term lease extension with a inducement package up front, the inducement package flows through right away, overstates the actual capex required for that period of time as its paid out but then it understates it for the next 10 years because you have 10 years without any capex for that asset and so we like the reserve as a way to smooth it when you get to a capex-neutral basis on these assets where you’re fully accounting for the capex, and then you can look at relative yield on asset type.  So are our office assets bad?  Not necessarily.  Would we rather own a retail site in SoHo than an industrial building in Chicago?  The answer is absolutely, but then yield comes into play.  Retail properties in SoHo in New York are trading up 2.5, 3 caps and we can buy industrial buildings trading at 7, 7.5 caps.  So, there’s a reason you might want to own that SoHo retail but you pay for it in yield.  So, by getting to a capex neutral place and underwriting these assets then you can look at the particular real estate fundamentals involved in those assets and those markets and whether you really do have assets that are re-leaseable, well-positioned to be re-leased, etc.

So as we go to Page 21, we’ve always loved industrial.  Again, it’s low capex.  We’ve had industrial assets over the years where you fix the dock doors, you sweep it out and three months later a new tenant moves in and that was really about it.  Maybe you painted it as well.  So we’ve always had a love for industrial for that reason but also what we found is industrial assets, the right industrial assets, a lot of the assets we’ve been underwriting we can have very sticky tenants who we would expect to stay in the buildings beyond the lease term.  Here we’re projecting a roughly eight-year average lease term but we would expect that to be a very sticky eight years.  In most cases, our experience at W.P. Carey and rolling forward is that these industrial assets tend to be very, very—the tenants tend to be very sticky and low capex and drive that very high quality earnings stream, and again, that’s where—we’re doing that in major markets where we’re avoiding the binary outcome of assets in secondary and tertiary markets where you can’t as confidently say that if I lose that tenant I can replace the NOI very easily.  So these are major market assets where we’re focused, and so we love this asset class.

Page 22, a quick geographic rundown of the asset class.  Again, major markets, good assets, you know, a variety of different outcomes I’m sure will occur, but we feel very, very good about this industrial portfolio.  If you look at what we expect this to be, of roughly $250 million cash NOI industrial portfolio, that’s a very hard portfolio to replicate in the private markets, and in fact, what you’re seeing today is industrial portfolios trading—portfolios trading at very nice premiums whether a KTR sale, the ProLogis, or the IIT sale to government, a Singapore GIC or—I believe it’s GIC.  So, you know, there’s value in having these portfolios.  They are hard to aggregate and so we think that’s a very valuable core to what Gramercy is post merger with Chambers Street.

Page 23, you know, we’ve got a lot of people yelled at us about Life Time.  We have sold the Vegas or we are in the process of selling Vegas at a 5.8 cap rate.  The thing that we want to keep driving home about Life Time or about specialty assets is that it’s very low capex, minimal to no capex requirement on a lot of these assets.  Less so on Life Time but if you look at some of the other properties we own, the National Rental Car facility at San Jose Airport, when the property’s just land, it’s hard to have a lot of capex.  So a lot of these assets, as you see in the photos, they’re aerials of land because they’re infill assets that are specialty assets that have very low capex either by their lease term and/or by the nature of the types of assets they are.  We’d really rather have a bigger allocation of this, to this bucket of specialty assets that fit our criteria.  It’s a hard asset class to scale, and so we think 15% is about what the target percentage is going to be.  We won’t buy commodity assets like Dollar Generals and some of these other specialty retail assets.  We don’t buy commodity specialty retail as most single tenant retail buyers do.  We’re only going to buy specialty assets if there’s something to the asset that meets our criteria.  In the case of Life Time, to reiterate, it was a sales leaseback where we think we generated significant value by buying a portfolio of those assets.

Benjamin Harris

One of the other important attributes, the Life Time portfolio is the site-level coverage that we’re able to structure that lease with, it was really well upside of what we typically see.  So that was a characteristic that you don’t generally see in assets on the market and was really a key underwriting component for us.  So it made it a very unique opportunity in our view.

Gordon DuGan

Page 24, the office portfolio that on a pro forma basis we expect to be left with 25%, 26% of total NOI.  I should point out that roughly 25% of this office portfolio or roughly $28 million of the NOI is from the BofA portfolio which is a very unique portfolio.  It’s a very concentrated portfolio that’s been highlighted as one of the challenges we have to work our way through which is reducing our exposure to BofA, but those are—that’s a below-market rent portfolio.  After a break, the asset management team will discuss what—you know, some of the things that are going on in that portfolio, but they’re below-market rents and a significant amount of that BofA portfolio are single sites in California that we think trade at very low cap rates and we have not included harvesting those in any of this but we have the ability.  If we get into an extended market where REITs are trading as poorly as they are, obviously harvesting 4 and 5 cap rate assets is a way to create value for shareholders.  Generally what we’ll end up owning at the end of the day are core office assets in good markets, like Dallas and others.

If you go to Page 25, that gives you a breakdown: LA, Phoenix.  Phoenix is a very particular exposure.  It’s two campuses right by Sky Harbor Airport.  They’re both—one’s leased to Bank of America, and one’s leased to JP Morgan.  They’re both high quality campuses in a submarket that’s pretty good.  I wouldn’t want to own a downtown office building in Phoenix.  Going down the list, if you see Houston that is—that exposure comes from two of the CSG assets but they have a weighted average lease term of eight years.  So while Houston is soft right now, these are very high quality assets with both a decent average weighted lease term, so we’re happy with that exposure.  Then the rest of the exposures are generally in good markets and again this has been—if we’re able to execute this plan, we reduce the portion of office down to around 26%.

We were going to take a quick break, give everybody 10 minutes, check in with the office, get a snack.  We have a very eclectic food selection of doughnuts, candy, and vegetables and fruit, which I’m—sort of like a barbell; it’s the worst thing in the world for you and the best things in the world for you.  But we were going to take a 10-minute break.  We have our three platforms coming to present after that.  The platforms are asset management, investment and Europe, and so you’ll hear from those guys.  Then after that, we’ll wrap up; myself, Ben and Nick Pell, take final questions and wrap up.  We hope to get out of here early.  I don’t think we’re going to run three hours, give everybody a break, and then we’ll give you details at the end as to how we get down to dinner at the end.  So let’s take a 10- to 15-minute break and then we’ll call everybody back.

BREAK

Gordon DuGan

All right.  As everyone’s getting seated, let me introduce the next team.  Let’s go to the next slide.

The next slide, on Page 27, you’ve actually seen this ad nauseum.  Given our performance this year, I don’t want to talk about this slide; let’s keep going.  We sold—outperformed over a long period of time but we’re not satisfied with how things are right now, so next.  There we go.  Okay, 28.

Let me introduce the asset management team.  There was a session earlier at Gramercy’s offices that went in depth into the asset management team.  There is a deck on our website that I encourage any of you to go and review showing that the scale of the platform, the capabilities of that asset management platform.  While Gramercy has been a smaller company, over the last couple of years we’ve always had this very strong asset in the asset management side.  I’ll stop talking about it; I’ll just introduce the co-Heads of the group:  Allan Rothschild, who has 30 years experience in both real estate law and direct real estate investment and operations; and Pete Tubesing, who I think was asking me to round down his experience to 16 years experience both investing and running commercial real estate, and they’ll talk more in depth about the platform and our capability and ability to execute the plan that we’ve laid out.  So with that, I’ll turn it over to them.

Allan Rothschild

Thanks everyone.  So Pete and I have been running asset management team at Gramercy for the last couple of years.  Our asset management team came together—as many of you know Gramercy bought American Financial Realty Trust in 2008.  We currently—our asset management team currently is approximately 60 professionals and paraprofessionals with offices in New York, the main group of our asset management capabilities in Horsham, Pennsylvania and we have satellite offices in St. Louis and Charlotte.  Many of those people came to Gramercy through the merger of American Financial Realty Trust, AFRT and Gramercy.  Many of these people have been working together with Pete and I on our team since 2008 and some of those people pre-dated us and came to us through the merger.  Pete’s going to talk more about the statistics about what we’ve done, but as Gordon and Ben talked about, obviously execution of lease-up and sales and repositioning is going to be key to this plan that we’re here talking with you about today and I think we are uniquely situated to execute on that plan given our experience.

As I think many of you know, we currently have asset management agreements to third parties.  By and large, a large part of that is with KBS REIT out of California.  They then subsequently sold some assets to an Oak Tree-led group and we have been asset managing for Oak Tree as well as KBS for the last few years.  Much of the experience that we gained as a team is going to be, we think, spot-on for what we need to do for this portfolio in the merger of Gramercy and CSG, and we think we’re pretty uniquely situated given everything we’ve done over the last few years: the number of sales people talk about the number of leases that we’ve done, the property management, the asset management.  Our capabilities, we’re a pretty robust team.

In addition, our team also does a lot of due diligence on our—on the acquisition team with Nick and the acquisitions team who are here today.  We have property management capabilities and leasing capabilities, disposition capabilities, project and construction management, property accounting, lease administration and all kinds of financial analysis and budgeting.  So it’s really a full-scale asset and property management capability that we have.

Pete, do you want to just…?

Peter Tubesing

Sure.  For those of you who weren’t at our last investor segment, when we went through some of this in a little more detail, go through a couple of the high-level statistics around what we’ve done in the last three to four years, give everybody here a little bit of a view of the transaction volume that we’ve been able to do in-house and kind of the genesis of why we’re positioned to do that.  But over the past three years we’ve done 400 sales, almost 16 million square feet on a portfolio that in aggregate was a little under 85% leased, weighted average in-place cap rates in the low 7s.

On the leasing front, we’ve done about 110 new leases for over a million square feet, about 10 years of weighted average term on our new leases, almost 200 renewals for about 1.2 million square feet, about five years of weighted average term on those renewals and we’ve covered, what sticks out, the number of transactions relative to the total square footage.  That’s because many of the assets that we’ve been working through and managing, leasing and selling are small assets or intermediate sized assets that needed, frankly, repositioning to optimize them for sale.  I think, you know, in terms of creation of the team, which we think with, you know, complements in the CSG Team really work for this platform going forward is we’ve been effectively a third-party manager on an incentive basis on a very, very large portfolio through primarily KBS assets, call it in general Class B office buildings, not fully leased and obviously as we scaled up through the acquisitions on Gramercy’s side, we’ve built capabilities there as well.  I think there are a couple of portfolios that might be worth talking through in a little more detail because they’re illustrative of some of the capabilities.

The Bank of America portfolio which I think most people here are familiar with, at least at a high level, that’s a portfolio that we bought in a 50/50 joint venture with a financial partner.  We bought it for $485 million which is approximately an 8.5 cap cash rate—cash cap rate.  When we purchased it, we purchased that portfolio with a distinct strategy to break that portfolio into two components; one was a call it value-add component which we would need to either lease or sell; the other was kind of the long term owned portfolio.  So over kind of the succeeding year after we—we’ve closed that at the end of 2012—we sold 48 assets; two large ones, one in Chicago for $96 million on LaSalle, another asset for $46 million in Charlotte.  We sold them in almost completely one-off transactions, another 46 smaller assets and kind of out-achieved the original underwriting from the acquisition on those sales by approximately $20 million, increasing the in-place cap rate on the balance of our portfolio by over 100 basis points and really focusing the concentration away from secondary or tertiary market assets with challenges into a core concentration with focus in California, Florida, Arizona, other markets that we felt have better—that are long-term potential.  We ended up buying out our financial partner last year, middle of the year, at a 7.3 cap rate.  We were able to actually realize some synergy or promote in that transaction.  So effectively we’ve been left today with a portfolio that we view as a hold for the long term where we have received unsolicited offers all the time on kind of the quality, the balanced remaining assets, you know, looks top-down to the low single-digits.

The dividend cap portfolio—let me go circle back to the team in a bit, or do you want to…?

Allan B. Rothschild

We will circle back to the team in a bit.

Peter Tubesing

The dividend capital portfolio we purchased at the beginning of the year for $400 million, that was about 60% office, 25% industrial and 15% specialty.  We have an asset sale that we’ve already executed on that we think was very attractive in the current market.  We’ll go through that in a little bit more detail in a second because I think it’s a good case study for some of the Chambers assets, and then we’re in process on renegotiating some leases and other restructurings, and Allan’s going to kind of walk you through some of the team members or the structure we have in place to kind of execute on that.

Allan Rothschild

So, as we said, we have approximately 60 people in four offices.  High level, we have four asset managers, a Director of Leasing.  We have a fulsome, very fulsome property accounting and operations team which we think is pretty unique and we think it’s very scalable.  We have a couple of lawyers—we have two lawyers that work in-house with our team.  They don’t do every single transaction that we work on but they work on many of the smaller transactions, many of the leases.  They’re both big firm trained lawyers with years and years of working on high level, very sophisticated transactions and we think it’s a differentiating factor, as well as having a team of—a team that works with us on closing and works closely with Nick Pell and the acquisitions team, both from a due diligence side of the acquisition as well as on the dispositions.  We think there’s—you know, people don’t understand a lawyer’s approach — they ask us all the time if can represent us—outside firms—and when we tell them what we pay for transactions they’re like, “Well how do you do that?” and it’s largely because we’re very efficient and we do much of what other people do with third parties we do ourselves, and so law firms then don’t want to represent us because we can’t pay their rates.

Do you want to talk about—I think the Beaver Valley...

Peter Tubesing

Yes.

Allan Rothschild

... study is a really good one for this challenge.

Peter Tubesing

I think that’s the next slide.

Gordon DuGan

Yes, the slide is coming, there is a slight delay.

Peter Tubesing

So I think this is a great example of an asset that mirrors many in terms of type of location, asset quality of some of the Chambers’ portfolio office assets.  It was an asset of about 260,000 feet.  It was a former Wachovia building that had been taken over by AIG.  AIG, you know, everybody’s kind of familiar with that story.  Farmers Insurance Exchange was the primary tenant; they leased the entire building.  They had a lease that was several dollars a foot over market.  The market within it was located at the time, call it 18 months prior to when their lease renewal was up, was, you know, had heavy vacancy and still had some lingering effect from the downturn.  They went out and had postured in the market that they were going to go and lease, call it 60% to 70% of the footprint they were sitting in, at the existing facility.  We went through an extensive series of negotiations with them.  We’re able to secure them for 200,000 square feet in the lower floor of the building including ancillary space like cafeterias and other things that they had tried to shed, low value space or no value space to the market at a rental rate that was within 10% of their existing rental rate which was, call it 30% over market, with minimal kind of capital because the entire—for a 10-year lease transaction.  The tenant improvement allowance on the deal was $10 a foot.  We immediately turned around for the vacant fifth floor and within two months had secured a tenant for 35,000 square feet, a strong rated company and we were able to get them at 20 bucks triple net, once again, $30 work letter which we would argue in that market was under market and turned around and sold the asset at a 7.3 cap rate or $235 a foot which, at that point—and I think it still is—it was a record in the North Wilmington suburban market.  So we think that’s a good example of an asset.  If you’re facing a binary lease rollover; you work with the tenant and try to optimize the transaction you can get with them, you can retain them and then work around the problem that you had which is a remaining 5th floor vacancy and then turnaround itself.  So a full round trip on that asset.

One other case study we’ll take you through really quickly just shows kind of—is a building in Thousand Oaks which we sold and was leased to Blue Cross Blue Shield.  Thousand Oaks, people are familiar with that is out in the Ygnacio Valley.  So call it far out Los Angeles.  It was a building we bought for $173 a foot when we allocate the value within that portfolio, with a strong credit tenant but in-place leases were in our view market.  The building had some logistical challenges in terms of window line and parking access over the long term, given the tenant’s needs in eight years, we thought that the asset could be challenging.  We immediately turned around and really worked the private market with CBRE out of LA and we were able to sell it for more than we bought it for, and frankly, it’s things like this that are proactively managing through assets that downstream are going to cause you problems because they are either over-rented, you’ll have a massive capital obligation and assets that we view selling and being able to redeploy our capital more accretively into assets effectively like better than the long term.

Allan Rothschild

So I guess in closing we would just say that we think that with the team that we described to you, integrated with the talented folks at CSG, we think that we are well-positioned to execute on the challenges that the integration of the two companies is going to present.

Gordon DuGan

Thanks guys.  In the spirit of moving things along, thank you, and again, I think Allan said it well.  We said earlier that we’ve run the business like an operator, not like an aggregator, and we can go through every asset we own, we can go through with the CSG folks, we’ve had a lot of conversations every asset they own.  We have a really good granular feel for asset-by-asset strengths, weaknesses, holds, not holds and we have the team and the platform to do that.  It’s a very, very significant reason why we think that the merger makes so much sense for both parties: we can streamline expenses but then have a platform and create an operating platform that’s much stronger.

With that, let’s move along.  Origination process.  Nick Pell and Cliff coming up.  We have Cliff Coffey.  Nick was with us, Ben and myself at W.P. Carey and was one of the three partners or founders of GPT, if you will.  Cliff likes to trip over things and—so Nick I’ve known Nick since he started working at W.P. Carey.  We recruited him out of Harvard Business School.  He wasn’t sure he wanted to do real estate.  We told him it’s a great career and I think he’s been very happy with it most times.  But he was the—you know, we had a lot of good people at Carey but really the superstar.  We had to recruit him out of Carey; we were able to do so and he’s built a team led by Cliff Coffey.  We recruited out of BAML’s Investment Banking Group, that two of them have built the team around them.  A lot of them are here, a lot of them will be at dinner so you’ll get a chance to meet and talk to them.  But with that, I’ll turn it over to Nick and Cliff.

Nicholas Pell

Thanks, Gordon.  So obviously we’ve talked a lot today about the merger and the disposition strategy as part of that and some of the execution that has to take place over the next 12 to 24 months.  As part of that and as part of the assumptions that are in all of the pro formas that you’ve seen is there’s a significant amount of reinvestment of proceeds from the dispositions that will occur.  I thought it would be helpful to give you guys some more insight into how we’ve constructed the portfolio to date, how we’ve gone out the marketplace and identified opportunities, secured those opportunities and really built this portfolio on the GPT side and then how we expected to continue that with these disposition proceeds over the next 12 to 24 months.

So, when we joined in June of 2012, I think at the beginning of ‘13 on our new—on the acquisitions team or investments team—let’s call it the investments team because we believe these are investments not just acquisitions, sort of a semantics but important to us.  It was just like Ben and me and probably Catherine Cagley, who’s an Associate on our team now, and we’ve really built out a nine-person team from then and we now have a specialist that focuses on build-to-suits and is building out that platform.  We just hired Britt Sanders from KTR who’s going to run our business development effort and also IR.  So I’m sure you guys will all get to know her if you haven’t already.

We’ve really focused on building the Gramercy brand and the franchise out in the marketplace.  We all had our own reputations and relationships out in the marketplace when we joined Gramercy and a lot of those transferred and people—you know, the people business at the end of the day in the real estate world on the deal side and it was very important to us as those people came to know Gramercy as a capital source and as a buyer for opportunities that we were a good buyer and that we did what we’d said we were going to do, that we were reasonable and commercial people as it relates to transactions.  These guys probably all get tired of me, hearing it, but it is—for us we take a very long-term viewpoint of that and it was very important to build that franchise for us in the marketplace.  I think if you go out in the market and talk to brokers and talk to developers and talk to other REITs that we bought from or private individuals and our sellers, they’ll tell you that.  When we’re in buyer interviews on new transactions and they ask you a bunch of questions and they say, “Well, you know, you have references” and I always say, “Well pick any deal you want of the 74 we’ve closed and we’ll let you talk to the seller.”  I mean we have a—we’re not going to select the three guys that don’t hate us out of the 74 deals we’ve done and that’s important to us.

So with that as a backdrop, we use all different types of sources for finding our opportunities.  We’re a New York City based team.  We cover the entire United States.  It’s a lot of geography to cover.  What we try and focus on is finding partners in the market, whether they’re brokers, both the big firms and small firms or developers or individuals, anyone who’s out there who’s in local markets.  We rely on leasing brokers, we rely on sales brokers, we rely on people who are living and breathing real estate in these markets and we rely on our relationships with those people to call us when opportunities arise, to be the first call, to be the last call in all of these markets, and so we spend a lot of our time on airplanes, as you can imagine, and that’s just part of the business.

So just to give you an example of 2014 in terms of the funnel of deals that we’re seeing and whittling down in terms of deals that we’re getting more information on, and then ultimately submitting LOIs on and then ultimately closing, we underwrote 190 deals in 2014.  Underwritten—I mean I don’t even know how many we passed on that it takes five seconds to pass on some of these deals so—but 190 we actually built models on and dug into and underwrote and then of the 190 this should say 74 deals submitted LOIs on, letter of intent. This is making a bid for a property.  The ratio of 32 to 74 is actually very, very low and—or are very high ratio.  It’s a very high percentage of deals that we’re able to close and I think it’s a function of how efficient we are with our time and managing this funnel.  It’s a small team covers a large geography and I think when you see the investment volume that we have accomplished over the past couple of years, it speaks to that and it’s a function of us being able to educate brokers in the market as to what a Gramercy deal is and create operating leverage for our team out in the marketplace that way.  I can give a few examples of that.

I mentioned all the different sources of opportunities.  Maybe private equity firms may not be quite as obvious but for sale leasebacks, you know, we deal directly with owners of companies who may look to monetize some of their real estate.  We’ve done a few of those even as recently as this year.  Off-market sourcing, real estate acquisitions guys use off-market a lot of different ways.  The way I think of off-market is a deal that wasn’t sort of blasted out to the world and auctioned off in a big process.  I think brokers can be involved and can be compensated in a transaction and still have it be off-market.  It’s rare that someone—a principal who owns a piece of real estate doesn’t talk to anyone else in the world, doesn’t talk to a broker and then who sells you a property.  So, you know, we rely on, again, brokers either as a buyers’ agent, which is not quite as common but happens, or a person in Atlanta who has a relationship with a local guy and a lease just gets signed and he says, “This just feels like a Gramercy deal.  I’m going to give Nick a call and—or Cliff a call or one of our team members a call and see if this is a bid.  Maybe you should put in a preemptive offer.”  He may still market it or he may call a couple of other folks but you’re in early on and you’re in the conversation and we source a lot of deals that way.

So you can see we have a significant number of our opportunities are sourced and closed that are not broadly marketed.  I would categorize of that there’s a subset of what I like to call repeat seller transactions, which is where we performed with a seller and then they have another—maybe they’re a value-add investor and they have one of their other properties that leased up in a market where we invest and they’ll call us up and say, “I don’t know.  Would you guys look at this deal in Columbus?” and we’ll throw an offer in.  You end up sort of paying market for it but it allows you to take out the possibility that there’s some very aggressive buyer that gets brought into the equation and the deal can sneak away from you, and there’s value for them, too.  They want a reliable buyer who there’s an existing contract with; they know you’re going to perform.  If something comes up, which things do in deals, whether it’s a faulty roof or something else, that you’re going to be reasonable about it.

So that’s very important to—Pete and Allan know this— on the sell side, when you’re selling something, picking a buyer for other reasons than just price is important, because what happens in a process is if you select buyer who doesn’t perform and then go back to the guy who wasn’t selected, you know, what happens?  The process will crumble pretty quickly and it is very relevant for people to get what is a good buyer and a reliable buyer who’s going to close on terms that they say they’re going to close on.

I will just add that the merger—I can already sense in our experience in the marketplace that the merger’s going to be a positive for—the combined platform’s a positive for our ability to originate transactions where a larger, more credible, more relevant client and counterparty to these brokers and developers out in the marketplace with a larger capacity to acquire assets and also valuable disposition relevant to brokers who make a lot of money disposing of properties.  So, we haven’t been as active a seller of assets on the Gramercy side, nor Chambers Street for that matter, and so I think there’s some valuable chits there that I think we’ll be able to harvest on the acquisition side.

If you want to go to the next slide, we can talk a little bit about the feat that we have ahead of us which is, as you guys just saw, $1.5 billion of reinvestment acquisition opportunities that we need to go out and find and close.  I would point—so here, where it says value, you can insert whatever value you want.  No, it’s just a 270—a 2013, I believe it’s $361 million of deals; in 2014 it was $636 million of deals.  So if you look at the trajectory, what you have is you have—momentum takes a while in this side of the house; it takes a while for people to know—I mean we were selected in 2012 when a transaction—and two assets in Indianapolis it was the first deal with the Cushman team that we’d done at Gramercy—it was before the BofA transaction—and I tell those guys that you are our first deal at Gramercy and it’s the first of 74 deals and it takes a while for a franchise to get traction in the market.  I think you see this and as we’ve ramped up our team, we’ve ramped up our access to capital and we have been able to capitalize on the franchise that we’ve built in the market.  You see the investment volume—there you go.

So if you look back, in 2014 and 2015, we did $1.6 billion, which is almost—you know, it’s roughly what we’re expected to do over the next 12 to 24 months as part of this plan, and so I think, you know, when I’m asked, “Is that a risk on the execution side of reinvestment?” I say, “Look, it’s going to be a lot of work.  It’s been a lot of work to do 32 deals last year and 15 this year for $1.6 billion.”  It’s a lot of shaking trees, it’s a lot of going after stuff and going down rabbit holes and not getting the deal, and it’s a lot of travel for all of us.  Our job is to make hard work look easy to you guys and that’s what we plan on doing.  In terms of the metrics of what we’ve closed, it’s up here: 73 transactions, 7.5 average cap rate, 8.1 straight line, 10.8 weighted average term.  If you back out the three portfolios, the Life Time, the Dividend Capital and the BofA transactions, it’s almost exactly the same metrics; like a 7.4 cash cap rate, 8 straight line, 10.7 year weighted average term and it’s about $1.1 billion of transactions, over 70 transactions, which is roughly $70 million per deal.  That’s really on the deal-by-deal side of what we’re doing.  We’re doing, you know, $10 million, $15 million, $20 million deals, $25 million here and we’ve been doing that, and then occasionally looking at some lumpier stuff and the Dividend Capital portfolio is an example of that.

So, this is the strategy which Ben and Gordon highlighted earlier in terms of what we’re going to be focused on.  It’s really just focused on what we’ve been doing to date.  It’s buying good infill industrial assets for 80% of what we’re assuming here, and with a weighted average term of around 10 years.  There’s going to be some seven-year deals and some 12-year deals, good infill assets with market rents.

Just a couple of examples, which I think might help bring to life sort of some of the deals and what might be reflective of what we’re seeing in the market now and going forward in the next 12 months sort of how these deals came to be.  If I look at our deal in Harrisburg, Pennsylvania, we did a—it’s like a 10-year deal to Cummins, we sourced that deal because we were under contract on another transaction with a local family that owns real estate in Pennsylvania and as part of the negotiation in the contract and horse trading, we suggested we just get an option on another asset that they owned and on the condition that they were in ongoing lease negotiations with Cummins, if they got it we would get it at this price, and they ultimately ended up getting the lease done and we ended up closing deal.  Look, it’s a small deal, a $10 million deal in our overall portfolio but I think it shows you it’s just another creative way where we’ve gone and found a transaction that was never marketed, it never even saw the market and I think it was at a 6.9 cap rate on a 10-year lease in Harrisburg to Cummins which, you know, we like that deal in today’s market.

Another example—here, Cliff, do you want to talk about the Domtar deal and sort of how that came to be in Cinnaminson?

Clifton Coffey

Sure.  Yes, Domtar was a—this is a southern New Jersey asset outside of Philadelphia, and a broker who was putting Domtar in the building and the lease was almost done looked us up and said, “Hey, this could be a fit.  We’re about to execute this lease.  Do you guys want to take a look at preempting the process?” and before this even got to market we had tied this one up and secured that.  So it’s another way where we’re able to—you know, by having a clear strategy and communicating with as many brokers as we can, be first in the rolodex to get a call and potentially have an acquisition that wouldn’t have even materialized another way if they were to list it with someone else or used a different broker that we may not have relationships.

Nicholas Pell

Yes, and this is not a sales broker, this is a tenant rent broker, right?  This is a guy who’s representing Domtar and looking at places for the tenant.  He called us up and the guys who bought the building, they bought it vacant, took out a bunch of equipment, cleaned the thing up and they got an investment grade tenant in there on an 11-year lease.  So it’s a win for these guys.  We get in there earlier and you cut to deal.  Again, it’s not like you’re picking something off and getting it 100 basis points wider than it would if it hit the market, but you might sometimes and you’re also controlling the process.  I think having proprietary deal flow and, you know, you do deals like that with tenant rent brokers like that and they call you again.

So I think the last one I would just highlight here just to wrap up is we did a deal recently in Columbus.  It’s a bulk warehouse that we bought in the Rickenbacker submarket which is the top submarket in Columbus, and this is a deal that the developer called a relationship broker that he had had and said, “Go run sort of a back pocket process with a few of your relationships and see if you can’t drum something up.  Otherwise, I think we’re going to run a larger process here.”  So we got a quick call on it and pounced right away.  Ended up tying up a deal which we really like.  It’s an at-market rent deal on a tenant that it just exercised—it was in half the building.  It took the back half of the building and they now occupy the whole asset in just under a seven-year lease in the top submarket in Columbus with 14 years left of rent abatement which is sort of a key determinant in that market of understanding rents, and two months later, two buildings down the park, a transaction traded to a competitor of ours at a 5.9 cap rate with three years more lease term and same exact market rent.  The tenants were both strong institutional tenants.  They weren’t investment grade but institutional tenants and so I would just argue that’s an ability for us to go in and buy relative value in a market, like Columbus buying good functional real estate at really civil rates, and identifying relative value, versus paying an additional 100 basis points of yield, or sacrificing 100 basis points of yield for three years more of term.

With that, I think we’re excited about the next 18 months.  My wife probably isn’t, or my children who may never see me, but we’ll be on the road a lot.  I’m already a frequent flyer on three airlines already this year, which is all right but...

Clifton Coffey

Just to a highlight a little bit more on 2015, the billion dollars’ worth of deals that have two large portfolios, you know, the roughly $700 million, that was done at about a 7.25 initial cap rate, 10.9 years weighted average term, 7.9 average straight line.  So as the market has gotten hotter, we’re still keeping close to where we’ve been.  So we feel that this objective of 7% across the reinvestment is certainly achievable.  On a one-off basis, the $300 million of deals that aren’t in the large portfolios, also around 7.25 cap rate.  So, we’re still seeing plenty of opportunities to execute on that.  Thank you.

Nicholas Pell

Thank you.

Gordon DuGan

The last platform I want to introduce is our European team, Alistair Calvert and Mike Heal.  Similar to Nick, we recruited both of them out of university in the UK; they were both at Oxford.  They’ve worked for me and Ben in New York, trained in New York and then we ended up sending them back to our London office when we were at W.P. Carey.  Alistair ended up becoming Head of the London office, and then he and Mike went out on their own, raised the funds, invested it, did very well with it, and when we were thinking about our European strategy, we were very focused on having control, quality control of the team.  It’s a capital-light strategy, but we needed a team that could execute.  So we made a deal as part of the capital raise to buy their GP, bring the team in-house.  We have a fully integrated platform in Europe—they’ll talk more about it.  Because of our past relationship at W.P. Carey, we have a lot of history together, enormous trust in each other.  The ability for an American investor to go to Europe and buy assets sounds great, but there’s actually a very significant barrier to entry.  The tax regimes are different.  There’s no such thing as a UCC in Europe.  Every country has its own tax regime.  Every country needs its own tax structure, a holding company to invest in those assets.  So, there are a lot of stories of American investors going over, loving the macro opportunity, but then as they dig into it they either can’t find the team or they find it too complex and difficult and come back, having spent millions of dollars trying to build it up.

So we had a very unique opportunity to team up with our former partners from W.P. Carey to create a platform, and then we raised capital around it.  Being somewhat risk-adverse, we did those two at the same time.  So we timed the capital raise and the team coming on board, and have Al and Mike very heavily incented towards the success of the entity, so they don’t make a lot of money until we’re successful.  We’re getting that traction now.  The people heard me on the last conference call said, “Look out, we’ll have a number of announcements coming,” and you’ve started to see those announcements coming.

So, they’re here to talk about the platform we have, some of the assets we’ve closed, what the opportunity looks like at a granular level, but also at a macro level what the opportunity looks like.  So, I’ll turn it over to Alistair.

Alistair Calvert:

As Gordon said, we have a fully integrated team in London with some professionals now, covers seven languages—I guess eight, including Scottish.  We’ve got investment, asset management, tax, reporting competencies within the office in London.  At the moment, we don’t share any infrastructure with the US.  It’s run as a very independent business.

To give you some perspective as to what we’re seeing in the market at the moment, yields for our type of transactions are kind of between 7 and 8.5, trending towards the 7, which, to give you some perspective, is what we saw in 2007 and 2008 for the same type of assets, which doesn’t on the face of it sound that compelling but prices or our all-in costs of financing back then was 4.5, 5, maybe a bit more, and today we’re 2% or less, so our spreads are double what they were at sort of the peak of the market.

As Nick mentioned, it takes a while to get momentum, particularly in Europe where we’ve got these complicated tax structures, where we have a much longer process to transfer a title.  To date, we’ve closed four transactions for €140 million; next week we’ll close two more for another €60 million.  You’ll see in the pipeline there at the top, that Live, is predominantly transactions that are under exclusivity.  One point that I’d note out is that the 284 million there, which is the allocation to CSG, which, as we have discussed and as Gordon mentioned earlier, is still to be determined where that goes.

In terms of pipeline, you can see it’s very much focused on Germany and the Netherlands, which is always our strategy.  The pipeline is dynamic as any pipeline is; we don’t expect to close all of those transactions, just to set expectations, but we’re confident that the pipeline is now vetted in and we can replicate that pipeline, and we are going into Q4 which is obviously the highest volume.

So, on to the next slide.  Europe has been—contrary to some people’s expectations, has been very active over the last few years, but it’s either been on—it’s been one end of the spectrum or the other vis-à-vis stressed or at prime.  Over the last 12 to 24 months, we’ve seen those strategies migrate towards the center, particularly with US capital flooding in over the last 12 to 24 months with more interest on the secondary assets.  Whilst there has been—as I said before, there has been a correction in terms of yields from where they got to in 2010 and ‘11, we’re still at all-time-high spreads between our rental yields and our cost of financing, so our cash-on-cash yields are—we’ll come to that in a moment.

On to the next slide, we set out to be generalist investor.  We have a preference for logistics, particularly in Germany and the Netherlands where there’s a notable lack of supply of Grade A space and there’s virtually no spec development.  We’re starting to see a little bit of it now.  So, we focused on that early.  We’ve got a few transactions closing now in that space.  But we’re not the only ones that noticed and competition for those assets are getting more and more intense and we have to move our strategy where we see value.

In terms of how we finance those deals, as I’ve said before, cost of financing is very, very low.  Part of that is driven by the German market, where banks have an extremely low cost of refinancing their position, but it’s very inefficiently distributed.  We actually have a programmatic facility with one of the German lenders which does give us a significant advantage because others have not been able to secure that, but even outside of that, financing is very inefficiently distributed.

Then moving to the next, the risks that everybody was discussing in 2009 and ‘10 in Europe, all those macro risks, the default risks, have largely subsided.  I just got back from a vacation in Greece.  Fortunately, we were on the right side of Greece that we didn’t notice anything was going on.  But outside of Greece, the fears have subsided a lot.  The periphery is still extremely leveraged, unemployment rates are still extremely high, consumer demand is very low but we’re seeing clear signs of a fragile recovery across all of our markets.

Europe lags the US in terms of recovery, as you’d expect, from an economic standpoint, but also, as I was just explaining, from the perspective of credit expansion, we’re seeing—because of QE, QE has particularly affected the German market, because that’s kind of—it’s the greatest provider of liquidity in Germany, and so the German market has created an outsized supply of financing for prime assets, but outside of that it’s very difficult to find financing.

So, moving on, the European market, as you probably know, has typically been characterized by a very high degree of owner-occupied assets.  There is also a clear trend, and there has been over the last few years, for corporates to start to monetize those assets.  About $4 trillion of assets in Europe are on the corporate balance sheet, a quarter of that is in Germany alone.  As a result of that, sale-leasebacks are a relatively high percentage of total European transactions.  The recovery of volumes in the sale-leaseback sector has been fairly rapid the last couple of years, and we expect that to continue and to increase.

Moving on to sort of a case study, this transaction, on the next slide, it was closed on Monday.  It’s specialty retail that Gordon touched on earlier, a DIY retail asset, they’re very similar to Home Depots.  They are located in the Netherlands and Germany.  Total purchase cost of about €71.5 million.  They’d previously been subject to sale-leaseback.  It wasn’t a sale-leaseback.  We didn’t initiate the sale-leaseback, but we did inherit very high-quality triple-net leases, which in both of those markets are hard to come by outside of sale-leasebacks.  The tenant is a company called Hornbach, a household name in Germany, just as Home Depot is here.  It’s one of the largest DIY retailers in the US and, most notably, is the most productive in terms of sales per square foot.  These assets are well located and we believe they are critical to the operations of the business.  They have very high productivity in these particular stores.  We acquired them at just over an 8% cash yield.  We financed it at 2%, as I said, with a seven-year debt, six or seven years, a 6% LTV.  So, that’s a 600-basis-point spread.  You don’t really need to calculator to figure out what that cash-on-cash is, and I think it’s interesting to note, just in terms of to compare risk-return, Hornbach has a bond coming due in 2020 that has a yield maturity of less than 2%.

Mike, do you want to do the next …

Michael Heal

Yes.  So I’m just going to discuss the bottom two transactions in the slide pack.  These are both current sale-leaseback transactions.  These are the first two deals into the new fund.  The transactions are at the lower end of our sort of target range in terms of sizing of transactions.  This one here is €21 million and the next one is €30 million, so they’re relatively small deals, and the strategy going forward for the business will be that we do sort of eight to 10 of these small, one-off transactions each year.  That’s sort of the run rate that we expect for these smaller deals, and that will be married together with some of these larger portfolios, including the Hornbach transaction Alistair just mentioned, and so many of the larger portfolios that we’re working on at the moment in the pipeline.  So the business going forward will look not totally dissimilar to what goes on in the US in terms of it being a mixture of small, one-off transactions, mid-market companies, married together with larger portfolios.

This deal in particular, this is a tire distribution warehouse building.  It was constructed in 2008.  It’s located near a city called Koblenz in Germany.  This is about 10 minutes from the autobahn, from the highway and it’s a major intersection and it runs through the north/south axis of Germany, connecting the major cities of Cologne in the north and Frankfurt in the south.  So, this is a very strong—although this map doesn’t really do it justice, it’s a strong macro location, although there is some micro location risk in this transaction.

As I said before, it’s a tire distribution warehouse building.  We’ve owned these assets in the past and had very good experience with them.  Some of the things that the guys were discussing earlier in terms of particular tenants, for tire distribution warehouses that’s probably even more true.  This business is heavily regulated, in Germany in particular.  In Germany, cars are required to have two sets of tires, summer tires and winter tires on the vehicles in certain amount of the year, depending on temperatures, et cetera, but moreso than not, warehousing tires is incredibly regulated mostly because of fire protection.  So building these they need to be fitted out with extremely expensive sprinkler systems or they need to be fitted out with certain firewalls, you know, certain fire-resistance walls.  So, that’s what this building has.

Although we only have a 10-year lease contract on this particular asset, we’re pretty convinced it’ll provide very long-term income for the reasons that we sort of talked about in terms of certifications for this asset.  So, basically, you could you use this building for warehousing other types of products, but you couldn’t just go put tires into a generic warehouse building.  That’s kind of part of our thesis of this transaction.

This tenant also has expanded its building in several phases over time, and it has an option over the neighboring land parcel.  As their business grows, we expect them to come to us and say, “Will you buy that land and finance the development of the building?” Obviously, at which point we would re-gear the lease contract.  So, that’s kind of the gist of this one.

The contract rent, the rent in place is at market.  In terms of the tenant, it is a mid-market company which is reflected in the cap rate, which is 8.26 before transaction costs, but the tenant, although it’s a mid-market company, is a growing and important part of a much larger company.  It’s a €6 billion transport conglomerate that’s the parent company.

So, this is the final case study.  It’s the transaction, as you recall, party which Catherine, who seconded to us for a bit in Europe, worked on also.  It’s essentially a sale-leaseback.  We didn’t actually buy the building from the seller—from the tenant, sorry.  What we did in this case was there was a finance lease in place and there was a balloon obligation which we took assignment of and simultaneously wrote a new lease contract with that tenant.  It’s a 15-year triple-net lease agreement with very good indexation provisions.  It’s a good quality underlying building.  It’s a mature warehouse and headquarters office.  It’s a suburb of the Rotterdam property market in the Netherlands, and Rotterdam, itself, is Europe’s largest port, as well as being the largest logistics market within the Netherlands.  So we’ve got, again, a good, a decent property in a decent sort of market location there.

These two deals were acquired at around about 7.8% net yield to us and they were each financed on less than 2% borrowing costs, so again, if you want to talk about spreads, these deals have sort of a

580-basis-points natural spread, which, again, doing the math, we leverage these at 6%, you can sort of achieve the cash-on-cash we’re able to generate on these transactions at the moment.  Whether or not that’s sort of a long-term thing is a discussion point; there is downward pressure on Europe because of the very large euro gap that exists in Europe today.

Gordon DuGan

I was just going to ask about the—when we looked at the Hornbach transaction and saw that we were able to buy an asset of—good real estate assets at a 8 yield, leverage them roughly a little under 60%, seven-year fixed at 2%, and then, again, as Al said, you look at that shorter duration, but Hornbach, five-year unsecured papers, trading below 5.  We think there’s a very interesting dislocation where there’s not as much equity capital for real estate assets in Europe.  That is changing.  We are concerned about a more competitive environment.  We’re concerned about cap rates falling.  I want to manage expectations that 8% yields are going to be hard to replicate going forward, but you’re still talking about very, very large spreads relative to where the underlying financing is, and our goal, if we can build this up and create the entity we want to create—again, going back to Kennedy Wilson in Europe—is to create the single-tenant publically listed company in Europe that provides very attractive yields, and if you think about yield levels in Europe, if you look at where sovereign debt is trading in any of those developed countries, the fact that we can generate double-digit equity yields on commercial real estate at market rents on good assets and good locations is a very compelling investment thesis.  We haven’t accomplished it yet, we’re just getting started, but we think there is this ability to create a publically traded single-tenant company that’ll be very successful, managed of course by Gramercy here in the United States.  We’re starting to get traction, close those deals, and we think it could be a very large business in the near future, so we’re very excited about that opportunity.  More to come, we’re just really starting to get that kind of traction, but we think it’s a unique growth area for us and we think of it almost as internal growth, because it’s a very capital-light strategy, as opposed to the strategy we had at W.P. Carey, which was one my large disagreements with Bill Carey, was not putting too many European assets directly on the balance sheet, but trying to find off-balance-sheet ways of growing international businesses, rather than having US capital to grow that business.

So, we think this is an interesting growth opportunity for us.  It’s a capital-light growth opportunity.  We don’t think there are a lot of those in the world.  So, we’re very excited about it and, you know, hope to continue to make progress in that field, and we’re still hopeful that the 2016 IPO is in the cards, and that’s what we’re aiming for.  More to come, it’s still early, so I don’t want to—I certainly hope we’re not overselling it, but, obviously, the asset level opportunity is compelling and the macro conditions are compelling, and we have fully integrated platform to take advantage of that.  So, hopefully a lot more to come.

So, thanks, Al and Mike—and they’ll be at the dinner, for those who are intending to come.

Ben and Nick, I just want to invite you guys back up.

I said, I think, 4:15 to 4:30, we’ll be right on.  I just want to finish with some closing remarks and take any other questions from the group.  Obviously, we’ve tried from day one to be as transparent as possible with what we do, be available to investors, analysts.  Any suggestions you have, and we’ve gotten a lot of them recently, but any suggestions people have, we want to hear them.  Even if we don’t want to hear them, we want to hear them, and we’ve gotten a lot of those, too.

I want to finish by saying that we started this mission at Gramercy to create this great company.  It’s a very personal thing for me, having been part of a very successful entity at W.P. Carey.  For me, Ben and Nick, and now our new partners, and the partners we joined, we really intended to create a best-in-class company to create something—the majority of—the vast majority of my investable networth is tied up in this company.  We are working night and day.  I don’t think anybody took a one-week vacation at this company, I don’t know that Ben or Nick took a one-day vacation, but we are working unbelievably hard to that goal of creating this company that has high-quality earnings, very predictable, transparent metrics by which it can be judged.  This repositioning, as part of the merger, we do think that it’s a win-win for GPT and CSG shareholders, you know, working together with the CSG team.  The repositioning will not be dilutive.  We think it results in a much higher quality portfolio.  We don’t need to raise any equity at any time in the foreseeable future, and we have a lot of financial flexibility as we go through this merging of two investment-grade companies that both rating agencies have affirmed those investment-grade ratings as we go forward.

So, I wanted to end on that note.  Thank you all for coming.  Any additional questions, ask now, ask later, we’re always available to you, and if we are finishing, we’ll have buses coming from here in front of the …

Stephanie Fukui

On the 41st street side

Gordon DuGan

On the 41st Street side going down to Burger & Barrel, which is just down 5th Avenue at the edge of Soho; 5:30 drinks, depending on how thirsty people are we’ll sit and have burgers and catch up, but we …

Gordon DuGan

… and catch up with each other, but we really appreciate everybody coming.  We know there’s a lot going on in the market, a lot of volatility.  We just couldn’t be working harder for our own net worths and for you as investors, and we’re very confident in this plan going forward.  So, thank you, thank you all for coming.

Oh, more questions.  Jamie, yes?

QUESTIONS AND ANSWERS

Jamie Feldman (Bank of America Merrill Lynch)

One of the first things you said is you want to build a best-in-class REIT with quality earnings and the ability to grow those earnings over time.  How should we think about the long-term growth rate for the business?

Gordon DuGan

Yes, so, we are—we will be providing guidance in sort of the normal course for the business, but by combining the companies, clearly, one of the trade-offs was we gave up a very high growth rate trajectory.  The flip side of that is we can grow earnings in the immediate period without issuing any equity.  So, as we look at a more normalized rate market going forward, we believe that our earnings growth is still available in a reasonable way, and I don’t know how you would characterize it.  I would say we’ve gone from probably the potential for double-digit earnings growth to high-single-digit earnings growth, mid- to high-single-digit earnings growth, but we are able to do that with a step-up in earnings short term and then the growth rate slows over time, but still a very acceptable growth rate.

I’d like your comment on that, Ben.

Benjamin Harris

Yes, I think in a normalized equity market with sort of historic multiples, we should be able to deliver high-single-digit and low-double-digit earnings per share growth, holding rates and other things flat.

Dan Donlan (Ladenburg Thalmann)

Gordon, could you guys talk about the timing of capital deployment?  If you sell a lot early on, does that kind of put you a little bit behind 8-ball on terms of redeployment?  Just kind of how you are guys thinking about reallocating capital once you get it back?

Gordon DuGan

Ideally, we’d love to time sales and acquisitions to as tight a time period as possible.  The toggle will be leveraged—you know, if we sell assets ahead of reinvestment pace, leverage will reduce, and earnings are lower during that period because weren’t not at target leverage.  So, our mission will be to try to keep an eye towards matching that as well as we can.  It’s absolutely a risk that we’ll have to manage.  It won’t be managed perfectly, we’ll never be able to match it up that well, but we will be able to have visibility—the nice thing about selling an asset, you have some visibility on when it’s going to happen, and that allows us to be more aggressive in getting in front of certain transactions, knowing that we have capital coming in.  In fact, in a lot of ways, it’s a lot better than an equity raise, where, you know, with an equity raise, it could be like let’s pull the trigger and try to get to market in the next two weeks, and then we’re going to raise a bunch of money and have to reinvest it.  I would argue that the reinvestment pace risk is less in an asset sale scenario, because these are 60-day closings, et cetera, so we’ll have a lot more visibility to cash inflows, but it is clearly a risk of repositioning, and the way it’ll show up again is lower leverage at points in time.

Ben, I don’t know if you’d like to add to that.

Benjamin Harris

I’d just say, you know, a disposition pipeline runs a lot like an acquisition pipeline.  So, the challenge for us is going to be to manage those two.  We feel reasonably comfortable and have sized the disposition plan around a reinvestment pace that we thought we could achieve.  We will have the ability along the way to either speed up or slow down our disposition pace, as we see fit, but I think we feel reasonably comfortable we’ll be able to notch them up pretty well.

I would say that I think we’re trying to approach this with an eye to ending up with the best possible execution at the end of 24 months, rather than trying to time everything perfectly quarter to quarter, but we should have reasonable visibility into disposition pace and acquisition pace, and should have an ability to manage those two together reasonably well.

Gordon DuGan

Just to add to that, Dan, not only on the timing is it better than an equity raise, but the sizing, and some of these are $50 million assets, so it’s not only—we know 50 is coming in two months.  That’s a lot better than having to go and raise equity, you know, raising 300 in two weeks.  So, it’s both a pace and a sizing, but it is very much a challenge.

Benjamin Harris

Not to keep adding to this, but as a combined company we’ll be of a sufficient scale that—we’re talking about a pretty substantial disposition plan that can be accommodated with an asset base, like what we’re talking about.  I think it would have been—it would be very difficult to execute this disposition and reinvestment plan on any one business had we not merged.  I think the volatility of earnings would have been too difficult to manage on either side.  I think it would have put dividends at risk and presented other portfolio challenges.  One of the nice things we’ll have is a portfolio with $400 million of NOI, roughly.  A $4 million or $5 million NOI asset is a big asset in our world, and it’s barely moving the needle in the context of the combined company.

Dan Donlan (Ladenburg Thalmann)

Do you have a buyback plan in place right now?

Gordon DuGan

We do not.

Dan Donlan (Ladenburg Thalmann)

Is that something that you supplement potentially in a dilution from sales? I think your buy-cap rate is probably 7-9% maybe even as much as 8% that’s significantly higher than kind of your going in cap-rates that you’ve talked about in your acquisitions, is that a thought process as well?

Gordon DuGan

It’s in our thought process right now.  Obviously, there’s frictional costs in raising equity and it’s permanent capital, so it’s not kind of a day-to-day trade on where our stock is versus reinvesting, but it’s absolutely the case that management teams have to think about where they’re creating value for shareholders and issuing or not—at times, that means buying an issue and at times it means sell assets and repurchase, and so we’re extremely open-minded to that.  We don’t have anything in place right now, but that’s a technicality with nothing to buy at the moment.

Dan Donlan (Ladenburg Thalmann)

Going back to the capex, it sounds like you might be reporting two separate AFFO numbers, a more normalized AFFO and then a true cash flow type of metric, is that fair for us to think about?

Gordon DuGan

Yes, we’ve been looking at a lot of the different metrics people use.  Some guys do an FAD instead of an AFFO and take out full capex.  We like the reserve piece of the AFFO, so that’s still—we will report both ways, but how we determine what’s our formal AFFO or whether we report two, we haven’t determined, but we will disclose—I should say we will disclose both ways, and we welcome any input from sell side or investors into that, there’s not been a final determination, other than we’ll show it both ways, we’ll disclose it both ways.

Dan Donlan (Ladenburg Thalmann)

Okay.  So, keeping with that, it sounds like given Phase II, which is going to require more capex requirements, than Phase I, that we’ll probably see a dip in your FAD, is that fair to say that in the next-as you look out in 12-24 months, is that what we’re looking at, or is going to kind of happen radically over the 24 months as you prepare those—

Benjamin Harris

I wouldn’t assume that.  Phase II assets are—it’s normal course, either executing, blend and extend, leasing up existing vacancy, repositioning certain assets.  It’s all asset management activity that’s already underway.  So, it’s basically taking assets where there are moving parts today, taking those through the rest of that process and then looking to exit.  I would say we’re clearly agnostic as to whether we invest the capital or whether someone else does.  We’re solely looking to maximize the outcomes on individual assets.

There are certain markets today in the US where vacancy is viewed as a positive and we may look to take advantage of that.  There are assets in some of our bank branch portfolio where if we could unencumber the assets from the BoA lease that would be a huge win, and then we’d be able to sell it maybe at a much higher price.  So, each individual asset, we’ll need to sort of go through that exercise, but I wouldn’t assume—I would look at both phases of the asset plan as net decreasors in ongoing capex for the portfolio.  That’s one of the big outcomes from the disposition.

Gordon DuGan

I was just going to add, there’s nothing like 70 Hudson, which I think has been an overhang of lease-up a Class A building in New Jersey, there’s an enormous capex component to that and there’s just nothing like that.  The Phase I and Phase II assets are leased, or mostly leased.  The Phase I assets are leased, are multi-tenant, and they are what they are, and don’t require anything more than what they are, and Phase II, there’s nothing—there are no big drivers of uses of capital—there is a use of capital, but nothing major.

Dan Donlan (Ladenburg Thalmann)

Okay, and then just lastly, on the lease roll maybe over the next three years—I can appreciate not providing guidance, but how should we think about the same store because it’s a metric that people are going to look at now whereas they didn’t a couple months ago because you didn’t really have anything due?  So, how do you think that potentially trends and what’s your outlook in terms of market versus expiring rents?

Benjamin Harris

The near-term lease roll is largely in the sell portfolio, so it’s basically multi-tenant office assets that we’re planning on selling.  I would say it’s—there are some short-term leases that are above market, some that are below market, but not—like, net-net, I don’t think any of the near-term has significant mark-to-market exposure.  Within the Chambers Street portfolio, our view is the assets with mark-to-market risk are generally longer term average leases, and we will look to harvest value out of some of those longer leases and mitigate future mark-to—market risk by selling assets that we believe have above market rents.  A big part of what we’re trying to solve with our disposition plan is taking away that mark-to-market risk.

The transaction that Nick highlighted, I think puts the spotlight on what is an interesting trend today.  There are investors that, if a lease has 10 years or more, are relatively agnostic to residual outcomes.  They’re viewing it as it a bond or sort of a fixed-income stream and they’re not worried about what happens at the end of the lease term way down the road.  By being able to sell assets into that, we can take advantage of it.  Pete highlighted it with another one of our assets, the Thousand Oaks asset.  That asset, in our view, has all sorts of negative potentialities at renewal and we were able to sell that to someone who maybe took a rosier view of it, and in our view we mitigated an enormous lease-up headache if we ever lost that tenant in the future.

Gordon DuGan

There’s also an interesting dynamic where—in the Beaver Valley situation, rents rolled down, Pete, from …

Peter Tubesing

Twenty-two to 20.

Gordon DuGan

Twenty-two to 20 on the Farmers—and the new lease was cut on fifth floor, what was that?

Peter Tubesing

Twenty or twenty-one.

Gordon DuGan

I think it was 21, 21 bucks.  So, you had some same store sales decrease, call it 5% same store sales decrease, but with new 10-year leases, the asset value was substantially higher than it had been before.  So, you can have some same store declines and, depending on the deal you’re able to cut, that doesn’t necessarily mean a decline in asset value, because you can sell it for a higher value, I would point out.

We don’t have a number for you today, Dan, but I would point out that if we’re able to execute the disposition plan that we’ve talked about, the repositioning plan, ‘16 is 2.7%, ‘17 is 2.9%, all of ‘17 is industrial, ‘16 is a mix.  Even if there is some same store sales roll-down, the effect on overall NOI is relatively small, because those are relatively small numbers, and then on other assets, obviously you have fixed rental increases or CPI increases.

That was the other thing I didn’t point out about the European assets.  Those yields that we’re able to achieve in Europe also are indexed to inflation yields.  So, there’s typically a 100% indexation to the local inflation measure, which isn’t going to be a lot, by the way, likely, but if there is any inflation, you’re hedged very nicely in Europe.

But, going back to the US, there are rent bumps in the existing leases that offset some of that even if—and I don’t have a number for you in terms of same store, but you’re right, there will be an increasingly judged metric for us and, you know, you’re absolutely right.

Mitch?

Mitch Germain

Where do the Goodman discussions rest right now?

Gordon DuGan:

We have met with Goodman.  We have had said that we want to continue the partnership going forward.  We had a very good meeting with them.  They’re a very good operator.  So, we are evaluating a shift of the assets into the JV versus any other alternatives that we might have.  Nothing’s been determined yet, but we expect to have a good relationship with Goodman; they’re smart operators, and so we’re—nothing further.  We had a nice meeting.

Mitch Germain:

Any guidance on what the dividend is going to look like moving forward?

Gordon DuGan

Yes, we’ve been giving a lot of thought to—what we said is that we expect it to be in-between ours and theirs, from a payout ratio standpoint.  I think that—there isn’t a final view on it.  There’s a view that closer to theirs is a fine place to be today, and then there’s a view that closer to ours allows us to retain capital.  I will tell you on our Board, we have both points of view, I think that’s fair to say, and I think we don’t have it fully flushed out with their Board, but it’ll be—certainly, given where REIT stocks have traded, it’ll be a very substantial dividend.

Really, the key is if—a really good analogy—when Realty Income bought ARCT, there was a slight decrease in the dividend.  The dividend today for those ARCT shareholders is higher than it would have been—than it was at the time of the transaction.  So, we want to have a very safe, comfortable margin of error, but then we want to grow the dividend.  So, philosophically, it’s somewhere in-between them.  We haven’t determined it.

Wilkes?

Wilkes Graham

Just a couple questions on Europe.  The total $1.5 billion of assets that you need to buy, there’s about €842 million in Europe that you added to the pipeline.  Does that include the $1.5 billion?  In other words, can we say that half of the other half that you need to buy, you have at least got your lease underwriting in some respect in Europe or is it completely separate?

Gordon DuGan

It’s completely separate, yes.

Wilkes Graham

Then, on Europe, do you have a size in mind that you want to get to on assets before you IPO?

Gordon DuGan

The general rule of thumb right now is, within reason, the bigger the better, but a billion euros of either purchased or identified assets is a good size.  It can be smaller, but execution is better when we’re bigger, so about a billion is, in our thinking, you know, kind of a ‘go’ zone, and, again, those can be identified, they don’t all have to be closed.  In Germany, title transfer takes six weeks, four weeks, six weeks?

Wilkes Graham

So, you’re halfway there on closing.

Gordon DuGan

So, we’re starting to get—no, no, wait, by the end of next week we’ll be about €200 million, and the rest of the pipeline is still—we’re getting there, but we’re not halfway there.

Benjamin Harris

But you could go to market with 700 …or 600 million, with a $400 million portfolio tied up, or something like that.  It doesn’t all need to be closed, but execution of the IPO will be better, the bigger and the more defined it is.

Wilkes Graham

Then, maybe just a last question on guidance.  Do you have an expectation of when you would put out a guidance update?

Benjamin Harris

The expectation is to put it out in normal course, which would be towards the end of this year.  What we’ve tried to give people are building blocks that they can, in building out models on us, adjust and shock test, you know, be comfortable with our assumptions or optimistic about our assumptions or negative with assumptions, but have the building blocks so they can see what the earnings of the combined company look like as it go through this plan, holding aside any incremental growth on top of that.  I think—I can’t remember if it was Stan or Simon who had talked about sort of earnings on the company agnostic of any incremental growth and then earnings above.

CONCLUSION

Okay, guys, well, thanks a lot.  It’s been a long afternoon and we really appreciate your time, and for those who are joining us for dinner, we look forward to that.  Thank you very much.

Stephanie Fukui

Thank you for joining us, and for those watching via teleconference or webcast, you may now

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This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this material, Chambers Street expects to file a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement of Gramercy and Chambers Street that also constitutes a preliminary prospectus of Chambers Street. After the registration statement is declared effective, Gramercy and Chambers Street will mail a definitive proxy statement/prospectus to stockholders of Gramercy and shareholders of Chambers Street. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Gramercy or Chambers Street may file with the SEC and send to Gramercy’s stockholders and/or the Company’s shareholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF GRAMERCY AND CHAMBERS STREET ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Gramercy or Chambers Street through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Gramercy will be available free of charge on Gramercy’s website at www.gptreit.com, or by contacting Gramercy’s Investor Relations Department at 212-297-1000. Copies of the documents filed with the SEC by Chambers Street will be available free of charge on Chambers Street’s website at www.chambersstreet.com or by contacting Chambers Street’s Investor Relations Department at 609-806-2682.

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Certain statements in this communication regarding the proposed transaction between Gramercy and Chambers Street, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the

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